Exhibit 3.5

AMENDMENT TO

BYLAWS OF

HOLLIS-EDEN PHARMACEUTICALS, INC.

The Bylaws of Hollis-Eden Pharmaceuticals, Inc. (the “Bylaws”) are hereby amended as follows:

Article IV, Section 15 of the Bylaws is amended and restated in its entirety to read as follows:

“Section 15. Number, Qualifications and Term of Office.

(a) The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation.

(b) Directors need not be stockholders unless so required by the Certificate of Incorporation. No person shall be eligible to be nominated for election to the board of directors of the corporation if such person (i) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (ii) has, in the five years preceding such person’s nomination for election as a director, been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (the “SEC”) to have violated any federal securities or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated or (iii) has ever been terminated as an executive of the corporation if such termination was for “cause” as defined in any employment or employment-related agreement between such person and the corporation.

(c) If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws (Del. Code Ann., tit 8, §§ 141(b), 211(b), (c))”

Except as aforesaid, the Bylaws shall remain in full force and effect.

Adopted by the Board of Directors of Hollis-Eden Pharmaceuticals, Inc. on April 22, 2009.